UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-38208

Dragon Victory International Limited

Hanshi Tower 22nd Floor, No. 1786 Binsheng Road,

Binjiang District, Hangzhou, Zhejiang Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CHANGES IN BOARD OF DIRECTORS

Appointment of new Director

As disclosed in the Form 6-K filed by Dragon Victory International Limited, a Cayman Islands company (the “Company”) with the SEC on April 4, 2019, on April 1, 2019, Ms. Han Zhang resigned as a member of the Board of Directors of the Company. Ms. Zhang also resigned as a member of the Company’s Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee, effective immediately. Ms. Zhang resigned for personal reasons and not due to any disagreements with the Company.

On June 3, 2019, Ms. Jingxin Tian (“Ms. Tian”) was appointed to fill the vacancy on the Board of Directors of the Company until her successor is duly qualified and elected to succeed her at the Company’s next annual meeting or such earlier date of her resignation or removal. Ms. Tian will serve on each of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee. Ms. Tian will be the chairperson of Nominating and Corporate Governance Committee and Compensation Committee.

Ms. Tian has been a partner of Jingsh Law Firm, a law firm headquartered in Beijing with more than 40 branch offices in China, since 2016, and serves as the director of construction biddings department of the firm. Ms. Tian has over 13 years of experience as a litigation and transaction lawyer, especially in areas including legal risk management and dispute resolution. Ms. Tian also serves as member of mergers, acquisitions, reorganizations, and financially-distressed assets committee of Beijing Lawyers Association, member of Chinese Society of International Law, and arbitrator of Hainan International Arbitration Court of China. Ms. Tian received a bachelor’s degree in law from Capital University of Economics and Business in China, and a master degree in civil and business law from University of Chinese Academy of Sciences.

Effective as of June 3, 2019, the Company and Ms. Tian entered into an director agreement ( the “Director Agreement”), pursuant to which the Company agrees to pay Ms. Tian RMB98,000 in cash per year for serving on the Board starting from the date of the Director Agreement, which shall be paid to Ms. Tian quarterly in arrears as determined by the Company. The Company shall also reimburse Ms. Tian for reasonable and approved expenses incurred by her in connection with the performance of her duties under the Director Agreement.

Ms. Tian has no any family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Tian had, or will have, a direct or indirect material interest.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: June 4, 2019	By:	/s/ Jianjun Sun
Name: Jianjun Sun
Title: Chief Executive Officer

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